UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 10, 2014

FOSTER WHEELER AG

(Exact Name of Registrant as Specified in Its Charter)

Switzerland (State or Other Jurisdiction of Incorporation)	001-31305 (Commission File Number)	98-0607469 (IRS Employer Identification No.)

Shinfield Park, Reading, Berkshire RG2 9FW, United Kingdom (Address of Principal Executive Offices)	RG2 9FW (Zip Code)
Registrant’s telephone number, including area code: +44 118 913 1234
Not applicable (Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 5.07	Submission of Matters to a Vote of Security Holders.

On July 10, 2014, Foster Wheeler AG (the “Company”) held an Extraordinary General Meeting of Shareholders at its offices in Baar, Switzerland.

For Proposals 1 through 3, each of the nominees for election effective as of the Election Effective Date (as defined below), as (i) a director of the Company, (ii) Chairman of the Board of Directors or (iii) a member of the Company’s Compensation and Executive Development Committee received the requisite number of votes for election, as applicable. Proposal 4 relating to amendments to the Company’s Articles of Association was approved by the requisite number of votes of the Company’s shareholders.

The proposals are described in detail in the Company’s Proxy Statement which was filed with the Securities and Exchange Commission on June 12, 2014. The Election Effective Date is the day on which the conditions to the pending exchange offer (the “Offer”) by AMEC plc to acquire all of Foster Wheeler’s issued and to be issued registered shares (other than conditions 7(i) and 7(ii) set forth in Schedule 5 to that certain Implementation Agreement dated 13 February 2014 by and between the Company and AMEC plc, as amended from time to time, including by that certain Deed of Amendment dated 28 May 2014) are satisfied or waived.

The voting results for each Proposal at the Extraordinary General Meeting were as follows:

					Broker
		For	Against	Abstentions	Non-Votes
1.	Election of three directors effective as of the Election Effective Date
1.1.	Tarun Bafna	60,787,179	2,457,538	30,533	-
1.2	Samir Y. Brikho	60,780,666	2,464,251	30,333	-
1.3	Ian P. McHoul	58,124,554	5,119,630	31,066	-

2.	Election of Ian P. McHoul as Chairman of the Board of Directors effective as of the Election Effective Date	61,675,941	1,568,632	30,677	-

3.	Election of the Compensation and Executive Development Committee of the Board of Directors effective as of the Election Effective Date
3.1	Tarun Bafna	48,542,507	14,690,903	41,840	-
3.2	Samir Y. Brikho	48,542,071	14,694,486	38,693	-
3.3	Ian P. McHoul	48,545,954	14,690,443	38,853	-

4.	Approval of amendments to the Company’s Articles of Association to revise the transfer restrictions and the voting limitations and to add new definitions	63,105,372	116,126	53,752	-

Brokers did not have discretionary voting authority on any matter before the Extraordinary General Meeting and, as a result, there were zero broker non-votes on Proposals 1, 2, 3 and 4.

Important information

While closing of the Offer by AMEC plc to acquire all of Foster Wheeler’s issued and to be issued registered shares is conditioned on (among other things) approval of certain of the Extraordinary General Meeting of Shareholders matters described above, Company shareholders should be aware that a vote in favor of these matters at the Extraordinary General Meeting was not a vote in favor of, or a tender of shares into, the Offer.

The Offer has not commenced. At the time the Offer is commenced, AMEC plc will file a registration statement on Form F-4 and a Tender Offer statement on Schedule TO and the Company will file a Recommendation Statement on Schedule 14D-9 with respect to the Offer. These documents will contain important information about the Offer that should be read carefully before any decision is made with respect to the Offer. These materials will be made available to the shareholders of the Company at no expense to them. Investors and security holders will be able to obtain the documents (when available) free of charge at the Securities and Exchange Commission’s web site, www.sec.gov, after they have been filed. Any materials filed with the Securities and Exchange Commission (“SEC”) may also be obtained without charge at the Company's website, www.fwc.com.

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

Forward-Looking Statements

Certain comments contained herein are forward-looking statements that are based on management’s assumptions, expectations and projections about the Company and the various industries within which the Company operates. These include statements regarding the Company’s expectations about revenues (including as expressed by its backlog), its liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that a variety of factors, including but not limited to the factors described in the Form 10-K for the year ended December 31, 2013, filed with the SEC on February 27, 2014, and the following, could cause the Company’s business conditions and results to differ materially from what is contained in forward-looking statements including: the timing and success of the proposed offer and acquisition of the Company by AMEC plc, the risk that the Company’s business will be adversely impacted during the pending proposed offer and acquisition of the Company by AMEC plc, benefits, effects or results of the Company’s redomestication to Switzerland, deterioration in global economic conditions, changes in investment by the oil and gas, oil refining, chemical/petrochemical and power generation industries, changes in the financial condition of its customers, changes in regulatory environments, changes in project design or schedules, contract cancellations, the changes in estimates made by the Company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, compliance with laws and regulations relating to the Company’s global operations, currency fluctuations, war, terrorist attacks and/or natural disasters affecting facilities either owned by the Company or where equipment or services are or may be provided by the Company, interruptions to shipping lanes or other methods of transit, outcomes of pending and future litigation, including litigation regarding the Company’s liability for damages and insurance coverage for asbestos exposure, protection and validity of the Company’s patents and other intellectual property rights, increasing global competition, compliance with its debt covenants, recoverability of claims against the Company’s customers and others by the Company and claims by third parties against the Company, and changes in estimates used in its critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond the Company’s control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with or furnished to the SEC.

Item 8.01.	Other Events.

On July 10, 2014, the Company issued a press release announcing the results of its Extraordinary General Meeting of Shareholders. Attached hereto as Exhibit 99.1 and incorporated by reference is the press release referred to above, which contains additional information concerning the matters discussed above.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description of Exhibit
99.1	Press Release of Foster Wheeler AG, dated July 10, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOSTER WHEELER AG

DATE: July 10, 2014	By:	/s/ Michelle K. Davies
Michelle K. Davies
Corporate Secretary